Exhibit (e)

                           DIVIDEND REINVESTMENT PLAN


HOW DOES THE AUTOMATIC DIVIDEND REINVESTMENT PLAN WORK?

     The Automatic Dividend Reinvestment Plan (the "Plan") offers shareholders of Prospect Street(R) High Income Portfolio Inc. (the "Fund") a convenient way to acquire additional shares of the Fund's common stock by automatic reinvestment.

     When a distribution is declared, nonparticipants in the Plan will receive cash. Participants in the Plan will receive the equivalent in shares of common stock of the Fund valued as described below:

          1. If on the record date for the distribution, the market price is equal to or exceeds the net asset value at the time shares are valued for the purpose of determining the number of shares equivalent to the cash dividend or capital gains distribution, participants will be issued shares of common stock at the net asset value most recently determined or 95% of the market price, whichever is greater.

          2. If on the record date for the distribution, the net asset value exceeds the market price, or if the Fund should declare a dividend or capital gains distribution payable only in cash, American Stock Transfer and Trust Company ("American Stock Transfer") will buy common stock in the open market, on the New York Stock Exchange or elsewhere, for participants' accounts. If, before American Stock Transfer has completed its purchases, the market price exceeds the net asset value of the common stock, the average per share purchase price paid by American Stock Transfer may exceed the net asset value of the common stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the Fund.

     As a participant in the Plan, the entire amount of your distribution will be reinvested. For any balance that is insufficient to purchase a whole share, American Stock Transfer will credit your account with fractional shares. The fractional share position is included in all subsequent distributions, and you have voting rights on all full and fractional shares acquired under the Plan.

     There is no charge to participants for reinvesting dividends or capital gains distributions. American Stock Transfer's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. There will be no brokerage charges with respect to shares of common stock issued directly by the Fund as a result of dividends or capital gains distributions payable either in stock or in cash. However, each participant will pay a PRO RATA share of brokerage commissions incurred with respect to American Stock Transfer's open market purchases in connection with the reinvestment of dividends and capital gains distributions.

HOW OFTEN DOES THE FUND DECLARE DISTRIBUTIONS?

     It is the present policy of the Fund, which may be changed by the Board of Directors, to pay dividends on a monthly basis to holders of common stock. Distributions of any short-term capital gains and long-term capital gains will be made annually.

HOW DO SHAREHOLDERS REGISTER FOR THE PLAN?

     Each shareholder is automatically considered a participant in the Plan, unless otherwise elected.

     If your Fund shares are held in the name of a broker or nominee, you will have distributions reinvested automatically by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee, or unless the shareholder elects to receive distributions in cash. If the service is not available, such distributions will be paid in cash. Shareholders whose shares are held in the name of a broker or nominee should contact the broker or nominee for details.

RATHER THAN REINVESTING, CAN I RECEIVE CASH?

     Yes. If a shareholder wishes to receive distributions in cash, the shareholder must notify the institution (broker or nominee) in whose name the shares are held. If the shareholder is registered in his or her name on the books of the Fund, American Stock Transfer will provide all new registered shareholders with a withdrawal card which should be signed and returned to American Stock Transfer only if the shareholder wants cash. Alternatively, shareholders may send written notice to American Stock Transfer at least 10 days prior to the record date for the distribution to withdraw from the Plan and get cash. All distributions to shareholders who elect not to participate in the Plan (or whose broker or nominee elects not to participate) will be paid by check mailed directly to the record holder by American Stock Transfer, as dividend paying agent.

HOW AM I TAXED ON REINVESTED DISTRIBUTIONS?

     The automatic reinvestment of dividends and capital gains distributions will not relieve participants of any income tax which may be payable on such dividends or distributions. Participants in the plan and shareholders who receive cash will receive Form 1099 concerning the federal tax status of distributions paid during the year.

HOW DO I WITHDRAW FROM THE PLAN?

     A shareholder who terminates his or her participation may choose to (1) receive a stock certificate for "whole" shares held in the Plan account and a check for the value of any fractional shares in the account, or (2) instruct American Stock Transfer to sell all full or fractional shares in the account and receive a check for the proceeds of the sale. There will be a fee of $15.00 for termination of an account. No certificate will be issued for fractional shares. Participants who elect to have shares sold will receive the proceeds from the sale, less any brokerage commission related to the sale.

     If a participant disposes of the shares registered in his or her name, American Stock Transfer may continue to reinvest the distributions on shares in the Plan account until otherwise notified in writing.

ADDITIONAL INFORMATION

     American Stock Transfer maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in such accounts, including information needed by shareholders for personal and tax records. Participant shares will be held by American Stock Transfer in non-certificated form in the name of the participant, and each shareholder's proxy will include those shares purchased pursuant to the Plan.

     The price at which American Stock Transfer shall be deemed to have acquired shares in the open market for participants' accounts shall be the average price (including brokerage commissions) of all shares purchased by it for all participants in the Plan. The average price per share may, due to market fluctuations, be greater than the net asset value per share. Under certain circumstances, the rules and regulations of the Securities and Exchange Commission may require limitation or temporary suspension of market purchases of shares under the Plan. American Stock Transfer will not be accountable for its inability to make purchases during such a period.

     Experience under the Plan may indicate that changes are desirable. The Plan may be amended or terminated by the Fund and/or American Stock Transfer on at least 30 days written notice to participants.

     The Fund shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claim of liability (1) arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, and (2) with respect to the time and the prices at which shares of the Fund's common stock are purchased or sold for a participant's account.

     QUESTIONS AND CORRESPONDENCE CONCERNING THE PLAN SHOULD BE DIRECTED TO:

                    AMERICAN STOCK TRANSFER AND TRUST COMPANY


May 13, 2003